[As filed via EDGAR System on May 15, 2000]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 Amendment No. 3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    133290106
                                 (CUSIP Number)

Bradco Supply Corporation               Barry Segal
13 Production Way                       c/o Bradco Supply Corporation
P.O. Box 67                             13 Production Way
Avenel, New Jersey 07001                P.O. Box 67
Phone: (732) 382-3400                   Avenel, New Jersey 07001
                                        Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  May 12, 2000
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 133290106               SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradco Supply Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,400
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,400
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.016%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 133290106               SCHEDULE 13D                 Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Segal
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        438,400
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               438,400
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      439,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby amend the statement on Schedule 13D originally filed jointly by the Reporting Persons on February 10, 2000 as amended by Amendment No. 1 filed February 16, 2000 and Amendment No. 2 filed February 18, 2000 (collectively, the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Cameron Ashley Building Products, Inc. ("Cameron" or the "Company").

Item 1. Security and Issuer

            No change.

Item 2. Identity and Background

      Information Regarding Bradco

            No change.

      Information Regarding Barry Segal

            No change.

Item 3. Source and Amount of Funds or Other Consideration

            No change.

Item 4. Purpose of Transaction

      This Item is superceded to now read as follows:

      The Reporting Persons hold their shares of Cameron Common Stock for investment purposes.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase or sell from time to time in the open market or privately negotiated transactions additional shares of Cameron Common Stock. In determining whether to purchase or sell additional shares of Cameron Common Stock, the Reporting Persons intend to consider various factors, including Cameron's financial condition, business and prospects, other developments concerning Cameron, the reaction of Cameron to the Reporting Persons' ownership of shares of Common Stock, price levels of Cameron Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cameron, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Cameron or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Cameron; (iv) any other material change in Cameron's business or corporate structure; (v) any other material changes in Cameron's charter or bylaws or other actions which may impede the acquisition of the control of Cameron by any persons; (vi) causing a class of securities of Cameron to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Cameron becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) Segal is the direct beneficial owner of 438,400 shares of Cameron Common Stock, representing approximately 4.97% of the outstanding Cameron Common Stock (based on the 8,817,405 shares of Cameron Common Stock reported to be outstanding as of April 28, 2000). In addition, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Segal may be deemed to be the indirect beneficial owner of the 1,400 shares of Cameron Common Stock owned by Bradco, representing approximately .016% of the outstanding Cameron Common Stock. Therefore, Segal may be deemed the beneficial owner of 439,800 shares of Cameron Common Stock representing approximately 4.988% of the outstanding Cameron Common Stock.

      (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Cameron Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Cameron Common Stock owned by it.

      (c) Within the last 60 days, the Reporting Persons have effected the following sales of Cameron Common Stock on the open market.

Transaction               Quantity               Date               Unit Price
------------             -----------          -----------           -----------
Sold                        1,000             03/14/2000              $14.875
Sold                        2,000             03/14/2000              $14.75
Sold                        1,000             03/15/2000              $14.625
Sold                        1,000             03/15/2000              $14.563
Sold                        1,000             03/15/2000              $14.75
Sold                        1,000             03/15/2000              $14.938
Sold                        1,000             03/15/2000              $14.563
Sold                        1,000             03/15/2000              $14.500
Sold                        1,000             03/15/2000              $14.875
Sold                        1,000             03/16/2000              $14.938
Sold                        1,000             03/16/2000              $15.00
Sold                        1,200             03/17/2000              $15.125
Sold                        1,000             03/17/2000              $15.25
Sold                        1,000             03/18/2000              $14.938
Sold                        1,000             03/21/2000              $16.478
Sold                        2,500             03/21/2000              $16.50
Sold                          700             03/28/2000              $17.36
Sold                        2,000             03/29/2000              $17.375
Sold                        2,000             04/11/2000              $17.688
Sold                        2,000             04/12/2000              $17.75
Sold                        2,000             04/13/2000              $17.75
Sold                        2,000             04/27/2000              $17.188
Sold                        5,000             05/01/2000              $18.063
Sold                        3,000             05/01/2000              $18.00
Sold                        9,000             05/02/2000              $18.063
Sold                       19,000             05/03/2000              $18.063
Sold                       25,000             05/04/2000              $18.063
Sold                        3,000             05/05/2000              $18.125
Sold                        3,100             05/10/2000              $18.063
Sold                        6,000             05/11/2000              $18.063

            (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Cameron Common Stock on or about May 12, 2000 and accordingly do not expect to amend this Schedule 13D to reflect further sales or purchases provided the ownership of the Reporting Persons in Cameron remains less than five percent (5%).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            No Change.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A  Executive Officers and Directors of Bradco Supply
                  Corporation [incorporated by reference to Schedule A of initial Schedule 13D filed February 10, 2000].
`
      Exhibit 1 Bradco Letter dated January 21, 2000 to the Special Committee of the Board of Directors of the Company. [Incorporated by reference to Exhibit B of initial Schedule 13D filed February 10, 2000.]

      Exhibit 2 Letter from the Special Committee of the Board of Directors of the Company dated February 11, 2000. [Incorporated by reference to Exhibit 2 of Schedule 13D Amendment 1 filed February 16, 2000]

      Exhibit 3 Bradco Letter dated February 15, 2000 to the Special Committee of the Board of Directors of the Company. [Incorporated by reference to Exhibit 3 of Schedule 13D Amendment 1filed February 16, 2000]

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2000

                              BRADCO SUPPLY CORPORATION


                              By: /s/ Barry Segal
                                  --------------------------
                              Name: Barry Segal
                              Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2000


                              By: /s/ Barry Segal
                                  --------------------------
                              Name: Barry Segal

                             JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Cameron Ashley Building Products, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 12th day of May, 2000.

                              BRADCO SUPPLY CORPORATION


                              By: /s/ Barry Segal
                                  --------------------------
                              Name: Barry Segal
                              Title: Chief Executive Officer

                              By: /s/ Barry Segal
                                  --------------------------
                              Name: Barry Segal